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                             July 26, 2021

       Scott Leonard
       Chief Executive Officer and Director
       Sustainable Opportunities Acquisition Corp.
       1601 Bryan Street, Suite 4141
       Dallas, Texas 75201

                                                        Re: Sustainable
Opportunities Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 14, 2021
                                                            File No. 333-255118

       Dear Mr. Leonard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2021 letter.

       Amendment No. 3 to Form S-4

       Risk Factors
       Risks related to Laws, Rules, Regulations and Policies
       There is some uncertainty regarding the impact of polymetallic nodule collection on biodiversity..., page 50

   1. We note your disclosure that you cannot predict whether the environment and biodiversity is impacted by your
activities, and if so, how long the environment and biodiversity will take to recover. In
this regard, please also disclose here and related disclosure under
                                                        "Environmental Market
Opportunity" beginning on page 124 information about your
                                                        impact on disturbed
seabed that you have discussed in other publications. For
                                                        example, available
information on your website notes that restoring disturbed seabed to its
 Scott Leonard
FirstName
SustainableLastNameScott   Leonard Corp.
            Opportunities Acquisition
Comapany
July       NameSustainable Opportunities Acquisition Corp.
     26, 2021
July 26,
Page  2 2021 Page 2
FirstName LastName
         pre-collection state on human timescales presents substantial scientific and logistical challenges and that in terms of the extent to which residual nodule cover (expected at 15%
         of nodule mass) will aid recruitment and recovery of these species in impacted areas, the process will likely take a very long time and is dependent on habitat connectivity, still under study.
Environmental Market Opportunity, page 124

2. We note the disclosure that DeepGreen commissioned several lifecycle assessments
         (LCAs) looking at the cradle-to-gate impacts of producing nickel, copper, cobalt and
         manganese products for    1 billion EVs by 2050    scenario to
understand comparative ESG
         footprints of metal production from nodules as compared to conventional land ores. You have attributed certain findings from such third-party studies in your registration statement. Please file the consents of these third-parties as exhibits to your registration statement or provide us with your analysis as to why you do not believe you are required to do so. Refer to Rule 436 under the Securities Act. Additionally, revise the heading
         "Impact Facts" for the graphical presentation on page 126 to clarify that the results presented are from a commissioned assessment.
U.S. Federal Income Tax Considerations
Tax Consequences of the Continuance to U.S. Holders, page 251

3. In response to comment 1, you disclose that the Continuance "generally should" qualify as a tax-deferred reorganization and that a U.S. Holder that exchanges its SOAC securities in the Continuance for TMC securities should not recognize any gain or loss on such exchange. You further state that due to the absence of direct guidance on the statutory conversion of a corporation holding only investment-type assets such as SOAC, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. Please provide disclosure setting forth the risks of the uncertain tax treatment.
         For example, if the Continuance is treated as a taxable event, please explain how holders would be taxed in such circumstance. For guidance, see Section III.C.4 of Staff Legal
         Bulletin No. 19 (October 14, 2011).
General

4. We note your response to comment 2. Please revise page 120 and related disclosures elsewhere in your filing to include more balanced disclosure regarding the advantages of seafloor mining compared to land sources. Disclosures elsewhere note the unknown potential environmental and social impact of seafloor mining and that no seafloor polymetallic nodule deposit has been harvested on a commercial scale to date. We further note that you have not obtained any final regulatory approval or licenses for collecting and processing polymetallic nodules under the various jurisdictions and that there is no definitive timeframe to obtain such approval yet.
 Scott Leonard
Sustainable Opportunities Acquisition Corp.
July 26, 2021
Page 3
Exhibits

5. We note disclosure in various places throughout your prospectus, such as under "The
      NORI Sponsorship Agreement" on page 137, that NORI is sponsored by Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011, and also that throughout the period of the NORI Exploration Contract with the ISA, NORI must be sponsored by a State that is party to UNCLOS. Accordingly, please file as an exhibit the certificate of sponsorship signed by the Government of Nauru on April 11,
      2011. See Item 601(b)(10) of Regulation S-K.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler at
(202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions



                                                           Sincerely,
FirstName LastNameScott Leonard
                                                      Division of Corporation
Finance
Comapany NameSustainable Opportunities Acquisition Corp.
                                                      Office of Energy &
Transportation
July 26, 2021 Page 3
cc:       Julian Seiguer
FirstName LastName